Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS COMPLETES ANNUAL FILINGS

Brookfield News, March 10, 2017 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) announced today that it has filed its 2016 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2016, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at http://bpy.brookfield.com and a hard copy will be provided to unitholders free-of-charge upon request.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 142 premier office properties and 127 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage and student housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

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Brookfield Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com